Certificate of Amendment to Articles of Incorporation for Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 After Issuance of Stock)

1. Name of corporation:  BCO HYDROCARBON LTD.

2. The articles have been amended as follows:

Article 1. of the corporations Articles of Incorporation is amended to read in its entirety as follows:

“Article 1. Name of Corporation: SAUER ENERGY, INC.”

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 55.7%

October 14, 2010

/s/ Ana Sauer
Ana Sauer, Secretary